Mail Stop 3561

September 28, 2007

Melvyn Knigin, Chief Executive Officer
Movie Star, Inc.
1115 Broadway
New York, New York 10010

> **Re:** **Movie Star, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 29, 2007**
> **File No. 1-05893**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 29, 2007**
> **File No. 333-143619**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 1-05893**

Dear Mr. Knigin:

   We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your acknowledgements at the end of your letter dated August 29, 2007. Please revise the third bullet point of these acknowledgements to state that you may not assert our comments "or the declaration of effectiveness" as a defense in any proceeding initiated by us or any person under the federal securities laws of the United States.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

2. We note your responses to comments 1 and 92 in our letter dated July 6, 2007. Even though the number of shares you are seeking to issue regarding the stock issuance proposal is dependent upon the average share price of your common stock for the 20 trading days immediately preceding the record date, which has not yet been determined, please disclose an estimated number or range of shares based upon an estimated price or price range of your common stock so that shareholders can appreciate the quantity of shares you plan to issue.

3. We note your response to comment 2 in our letter dated July 6, 2007. Please include this response in an appropriate location in your document. If you believe you have done so already, please tell us where in your document this information is located.

Risk Factors, page 28

Risks Relating to the Merger, page 28

4. We note your response to comment 9 in our letter dated July 6, 2007. Some of your risk factors continue to present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Accordingly, please revise the last risk factor on page 18, the third full risk factor on page 22, the fourth risk factor on page 24, and any other risk factor you believe is generic or contains boilerplate language. Otherwise, please tell us why it is not appropriate for you to revise these risk factors.

FOH Holdings has had two material weaknesses and other deficiencies in its…, page 19

5. We note your response to comment 12 in our letter dated July 6, 2007. Please remove the first two sentences of this risk factor's second paragraph, as they tend to mitigate the risk to you thereby making the risk factor less material to you.

The combined company will depend on key personnel and it may not be able…, page 21

6. We note your response to comment 13 in our letter dated July 6, 2007. Please remove the last two paragraphs of this risk factor as they are generic in nature or tell us why it is not appropriate for you to do so.

The Merger and Related Transactions, page 37

Background of the Merger and Related Transactions, page 37

7. We note your response to comment 19 in our letter dated July 6, 2007. In the third paragraph on page 39, you state that Chanin Capital, LLC's preliminary analysis of the merger suggested that both the higher and lower ownership percentages proposed by Allen & Company could be justified and that the final 60% to 40% equity allocation fell within the range suggested by Chanin's preliminary analysis. In this regard, please disclose the high and low range of Chanin's analysis or tell us why it is not appropriate for you to do so.

8. We note your response to comment 24 in our letter dated July 6, 2007. Please provide us with the Chanin Capital, LLC's board presentation materials. Also, please tell us why you believe that you do not need to provide additional detail regarding Allen & Company's report considering, as you indicate in your response, it concerned the relative value of the two companies.

Reasons for the Recommendation of our Special Committee and Board of…, page 43

9. We note your response to comment 25 in our letter dated July 6, 2007. Please discuss further the factors your board considered without using conclusory statements or listing generalized areas of consideration and describe in specific terms what it was about each factor that supports the board's decision. As examples, consider the following:

    - more clearly explain the potential benefits of creating a vertical business for designing, sourcing, manufacturing, and selling intimate apparel products to customers;

    - explain how having certain board and senior management members continuing in their positions after the merger is a potential benefit;

    - discuss in greater detail how the benefits and synergies anticipated by the merger, the merger agreement, and the transactions contemplated thereby might not be fully realized; and

    - address the execution risks relating to expanding the number of stores and diversifying Frederick's of Hollywood's customer base.

Opinion of Financial Advisor to Special Committee, page 47

10. We note your disclosure on page 47 that Chanin Capital, LLC's opinion is

directed only to the fairness of the merger consideration "as of the date of the opinion." Considering this opinion was rendered over 6 months ago, tell us what consideration you have given to updating this opinion.

11. We note your response to comment 29 in our letter dated July 6, 2007. Based on the bullet points you include in your new disclosure on page 48, it appears that Chanin Capital, LLC made only three assumptions in rendering its opinion. However, in the fourth paragraph on page 49, you state that Chanin made "numerous assumptions." If these numerous assumptions specifically relate to those made in the context of the financial analyses, please make that clear.

Publicly Traded Company Analysis, page 50

12. We note your responses to comments 30 and 31 in our letter dated July 6, 2007. Please disclose in this subsection and in your Precedent Transaction Analysis subsection that none of the companies meeting the criteria of the analyses chosen for comparison by Chanin Capital, LLC were excluded.

Discounted Cash Flow Analysis, page 52

13. We note your response to comment 32 in our letter dated July 6, 2007. Please include your response in this subsection of your document.

Executive Compensation, page 119

General Philosophy, page 119

14. We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

15. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Base Salary, page 119

16. You mention each element of compensation paid to named executive officers; however, it does not appear that you explain how you determine the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, please explain how you determine the amount you pay in the form of discretionary bonuses. As another example, we note that you attempt to set base salaries "at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies." If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Bonuses, page 120

17. In the discussion of incentive bonuses, you indicate that they are awarded depending upon financial performance. If the business objectives are quantified, please specify those business objectives. See Item 402(b)(2)(v) of Regulation S-K. Otherwise, please tell us if you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

Current Movie Star Executive Officers, page 124

18. Please describe all change of control provisions, if any, and whether this transaction will trigger any of these provisions.

Movie Star's Management's Discussion and Analysis of Financial Condition…, page 145

19. We note your responses to comments 64 to 66 and 75 to 77 in our letter dated July 6, 2007. Other than your discussion about your merger with FOH Holdings, Inc. on pages 145 to 146 and your Overview subsection on page 164, it is unclear how you have provided a balanced, executive-level discussion of the most important matters on which you and FOH Holdings, Inc. focus in evaluating your financial conditions and operating performances, including the key operating indicators on which management focuses in assessing the businesses of you and FOH Holdings. Also, it does not appear that you have discussed the known material trends and uncertainties that will have, or are

reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way, including the economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks in short and long term and the actions you are taking to address them. For example, please address the following:

- In the narrative regarding your net sales for fiscal 2007 compared to fiscal 2006, beginning on page 148, you state that you had an increase of $19,546,000 in shipments to Wal-Mart resulting from "the concentrated efforts of [y]our design and merchandising teams to present products that were most compatible with Wal-Mart's business plan and generated [y]our receipt of additional orders to ship in fiscal 2007." Please explain further the efforts of your design and merchandising teams, how these products were more compatible with Wal-Mart's business plan this year, and how they generated additional orders. In this regard, please discuss whether this is an example of an important matter on which management focused in assessing the business. Also, please discuss whether you believe this is a material trend that could affect your sales in the future.

- In that same narrative, you state that the increase of net sales in 2007 as compared with 2006 was partially offset by a net overall decrease of $9,682,000 in shipments to other customers, including a $779,000 reduction in shipments to Canada. Please discuss the underlying reason or reasons for this decrease and whether you believe this is a material trend that could affect your sales in the future.

- On page 151, you state that, in the year ended June 30, 2006, there was a decrease in net sales as compared to the year ended June 30, 2005 primarily due to your decision not to bid on an order in fiscal 2006 similar to one on which you bid in 2005 and a decrease in shipments due to customers placing fewer orders with you in 2006 than in 2005. Please discuss whether there is a trend in certain customers eliminating the sale of specific product categories that you sold previously to them, producing some products themselves, selecting competing vendors, or your industry consolidating.

- On page 168, you state that the net sales for FOH Holdings, Inc.'s nine months ended April 28, 2007 increased compared to the nine months ended April 29, 2006 because of sales growth in corsets and bridal products, increased comparable store sales, and a "new creative strategy and revitalized prospecting an and promotion strategies." Please expand your discussion of these underlying causes of increased net sales, and please

> discuss whether you believe the increase in net sales is a material trend that could affect your business in the future.

Merger with FOH Holdings, Inc., page 145

20. We note your response to comment 63 in our letter dated July 6, 2007. In the fourth full paragraph on page 146, you disclose that you have taken certain steps to implement procedures that would remediate the material weaknesses in FOH Holdings, Inc.'s internal controls over financial reporting. Please expand upon your discussion regarding these steps, clarify the procedures you are implementing, and disclose your overall progress on remediation in this area.

FOH Holdings' Business and Financial Information, page 157

Company History, page 157

21. We note your response to comment 67 in our letter dated July 6, 2007. Please provide us with the articles to which you refer.

Certain Relationships and Related Party Transactions, page 173

22. We note your response to comment 80 in our letter dated July 6, 2007. In that response, you state that "[a]ll ongoing and future transactions between [you] and any of [y]our officers and directors or their respective affiliates will be on terms believed by [you] to be no less favorable than are available from unaffiliated third parties…." Please disclose whether all of your ongoing and future related party transactions, not just those with your officers, directors, and their affiliates, will have terms similar to those you would have received from unaffiliated, third-parties. In this regard, please refer to the definition of "related party" in Item 404 of Regulation S-K.

    Also, please disclose whether the terms of all of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties.

23. Please describe your policies and procedures for review, approval, or ratification of related party transactions. See Item 404(b) of Regulation S-K.

Financial Statement, page F-1

24. Please update this filing to include the audited, year-end financial statements for FOH Holdings, Inc. and revise the rest of the document accordingly. See Rule 3-12(b) of Regulation S-X and the conditions prescribed under paragraph (c) of Rule 3-01 of Regulation S-X.

Amendment No. 1 to Registration Statement on Form S-1

25. Please revise to comply with the above comments as applicable.

26. We note your response to comment 91 in our letter dated July 6, 2007. We disagree with your response and believe that, because the offerings are priced differently, they should be set forth in separate registration statements. Please revise.

Forward-Looking Statements, page 6

27. Please remove your reference to the Private Securities Litigation Reform Act of 1995. This legislation does not apply to the instant initial public offering of your subscription rights.

Form 10-K for the Fiscal Year Ended June 30, 2007

28. We note your response to comment 103 in our letter dated July 6, 2007. Additionally, if true, please confirm for us that that for the period ended June 30, 2007, your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you filed or submitted under the Exchange Act was accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

29. In paragraph 4(b) of these exhibits, you state, "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please confirm for us that in future filings you will conform the language in these exhibits to the language in Item 601(b)(31) of Regulation S-K so that paragraph 4(d) of the exhibits will state, "Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

*   *   *   *   *   *

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Marci J. Frankenthaler, Esq.
        Graubard Miller
        Via Facsimile